UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Root9B Technologies, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

776650103
(CUSIP Number of Common Stock Underlying Warrants)

Brian King
Chief Operating Officer
Root9B Technologies, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211
Phone: (704) 521-8077
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$5,557,374	$560

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise (the “Offer to Amend and Exercise”) outstanding warrants to purchase an aggregate of 4,358,724 shares of common stock issued to investors participating in the Company’s private placement financings closed on December 26, 2012, January 25, 2013 and February 26, 2013 (the “Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $1.275 per share of common stock, which represents the average of the high and low sales price of the common stock on January 8, 2016.

(2)	Calculated by multiplying the transaction value by 0.0001007.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $560	Filing Party: Root9B Technologies, Inc.
Form or Registration Number: 005-80231	Date Filed: January 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☑

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2016, as amended on January 27, 2016 (the “Schedule TO”), relating to an offer by Root9B Technologies, Inc. (the “Company”) to amend warrants to purchase an aggregate of 1,142,529 shares of common stock issued to investors in the Company’s private placement financing with closings  on December 26, 2012, January 25, 2013 and February 26, 2013.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 4.	TERMS OF TRANSACTION.

This Amendment No. 2 amends and supplements Item 4 of the Schedule TO by adding the following:

The Offer to Amend and Exercise expired at 11:59 p.m. Eastern time on February 9, 2016. Pursuant to the Offer to Amend and Exercise, an aggregate of 1,142,529 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $1,256,782.

Following the expiration of the offer, the Company issued new warrants to the participating holders to purchase 285,654 shares of common stock with a term of five (5) years and have an exercise price per share equal to $1.50.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Root9B Technologies, INC.

By:	/s/ Joseph Grano Jr.
Name:	Joseph Grano Jr.
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: February 23, 2016